FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2024

Commission File Number: 033-51000

VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jonathan Lee Hickey
By:	Jonathan Lee Hickey Senior Vice President, Legal Affairs and Corporate Secretariat

Date: November 8, 2024

PRESS RELEASE

Videotron Ltd. Announces Closing of Private Offering of US$700 Million Senior Notes due 2035

Montréal, November 8, 2024 - Videotron Ltd. (“Videotron”) today announced the closing of its issuance and sale of US$700 million aggregate principal amount of 5.700% Senior Notes due January 15, 2035 as previously announced on November 4, 2024 (the “Notes”).

“A few months after its first issuance of investment grade notes in Canadian dollars, I am very proud to announce that Videotron has just completed its first issuance of investment grade notes in US dollars,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “The great success of this transaction demonstrates the North American financial markets' trust in Videotron, enabling it to diversify its sources of financing and reduce its borrowing costs,” he added.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933 or applicable state securities laws, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The Notes are being offered in Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities legislation. The Notes have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Videotron, a wholly owned subsidiary of  Quebecor Media Inc., is an integrated communications company engaged in television, entertainment, Internet access, wireline telephone and mobile telephone services.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, "forward-looking statements"). All statements other than statements of historical facts included in this press release, including statements regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of these terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in those forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: our ability to successfully continue developing our network and facilities-based mobile services; general economic, financial or market conditions and variations in our businesses; the intensity of competitive activity in the industries in which we operate; new technologies that might change consumer behaviour toward our product suite; unanticipated higher capital spending required to develop our network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; risks relating to the acquisition of Freedom Mobile Inc. (“Freedom”), including our ability to successfully integrate Freedom’s operations and to realize synergies, and potential unknown liabilities or costs associated with the acquisition of Freedom; the anticipated benefits and effects of the acquisition of Freedom, which may not be realized in a timely manner or at all, and ongoing operating costs and capital expenditures, which could be different than anticipated, as well as unanticipated litigation or other regulatory proceedings associated with the acquisition of Freedom, which could result in changes to the parameters of the transaction; the impacts of the significant and recurring investments that will be required in our new Freedom, Videotron mobile virtual network operator and other markets for development and expansion and to compete effectively with the incumbent local exchange carriers and other current or potential competitors in these markets, including the fact that the post acquisition our business will continue to face the same risks that we currently face, but will also face increased risks relating to new geographies and markets; disruptions to the network through which we provide our digital television, Internet access, mobile and wireline telephony and over-the-top video services, and our ability to protect such services from piracy, unauthorized access or other security breaches; labour disputes or strikes; service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crises and political instability in some countries; the impact of emergency measures implemented by various levels of government; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Videotron's annual report on Form 20-F for the year ended December 31, 2023, and Videotron’s Quarterly Report under Form 6-K for the three- and nine- month periods ended September 30, 2024, including Management’s Discussion and Analysis and unaudited interim condensed consolidated financial statements included therein, for further details and descriptions of these and other factors. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact:

Hugues Simard
Chief Financial Officer
Quebecor Inc. and Quebecor Media Inc.
Email: hugues.simard@quebecor.com
Telephone: 514 380-7414

Media contact

medias@videotron.com